# NOVOMOTO EXCHANGE I SECURITIES EXCHANGE AGREEMENT

THIS SECURITIES EXCHANGE AGREEMENT (this "**Agreement**") is made and entered into as of [_____] (the "**Effective Date**") by and among [_____] ("**Holder**"), NovoMoto Inc. (the "**Company**") and NovoMoto Exchange I, a series of Wefunder SPV, LLC (the "**SPV**").

## RECITALS

A.      Holder is the record holder and sole beneficial owner of Novomoto Convertible Note of the Company (the "**Company Securities**").

B.      Holder desires to transfer the Company Securities to the SPV in exchange for SPV Securities (as defined below), and the SPV desires to acquire from Holder the Company Securities and issue to Holder the SPV Securities in exchange for the Company Securities.

## AGREEMENT

The parties hereto hereby agree as follows:

1.      **EXCHANGE.**

**1.1      Closing and Exchange**.  The closing of the transfer of the Company Securities to the SPV and the issuance of the SPV Securities to Holder (the "**Exchange**") shall take place remotely via the exchange of documents and signatures on the Effective Date (the "**Closing**").  Each party agrees to take all action reasonably requested by the Company or the SPV or otherwise necessary or desirable in furtherance of the Exchange.

**1.2      Transfer of Company Securities**.

(a)      <u>Transfer of Company Securities to SPV</u>.  Holder hereby conveys, transfers and delivers to the SPV all of Holder's right, title, and interest in and to the Company Securities, and the SPV hereby accepts ownership of the Company Securities from Holder according to the terms provided herein. The SPV shall be deemed to be the owner of the Company Securities effective as of the Closing. Holder hereby instructs the Company or the Company's transfer agent to transfer the Company Securities to the SPV and shall promptly deliver to the Company or the Company's transfer agent such further instructions, consents, or instruments as the Company or its transfer agent may require to record the transfer of the Company Securities to the SPV.

(b)      <u>Agreement to be Bound</u>.  The SPV hereby agrees to be bound by the terms and restrictions of that certain Certificate of Incorporation, Voting Agreement, Rule 3a-9 Undertakings Agreement (together, the "**Transaction Agreements**"), and the SPV hereby acknowledges receipt of the same.  Holder hereby assigns its rights and obligations under the Transaction Agreements to the SPV with respect to the Company Securities, and the SPV accepts and assumes such rights and obligations.  Holder and the SPV agree that the Transaction Agreements shall continue in full force and effect, with the SPV holding the Company Securities subject to the terms of the Transaction Agreements.

**1.3      Issuance of SPV Securities**. The SPV hereby issues to Holder, in exchange for the Company Securities, an ownership interest in the SPV equal to the proportion that the original purchase price paid by Holder for Holder's Company Securities subject to the Exchange bears to the aggregate purchase price paid by all Company investors for securities of the Company held by such investors that are being exchanged for interests in the SPV concurrently with the Closing (the "**SPV Securities**"), for no additional consideration from Holder.

**1.4      Company Consent**.  At, and contingent upon, the Closing, the Company hereby consents to the transfer of the Company Securities from Holder to the SPV as contemplated by this Agreement and waives and relinquishes any obligation of Holder to furnish the Company with a statement of the circumstances surrounding the proposed disposition or opinion of counsel, and any notice requirements with respect thereof, and any rights of first refusal the Company may have under any agreement under which the Company Securities were originally acquired or the Company's bylaws, or any other transfer restrictions under the Company's bylaws or any other agreement binding on the Company and Holder (the "**Transfer Restrictions**").

**2.      REPRESENTATIONS AND WARRANTIES OF THE HOLDER**.  Holder hereby represents and warrants to the Company and the SPV as follows:

**2.1      Title to Company Securities**.  Holder has valid marketable title to the Company Securities, is the sole beneficial owner of the Company Securities and holds the Company Securities free and clear of any pledge, lien, security interest, suit, proceeding, voting trust, proxy, restriction, claim, equitable interest or other encumbrance of any kind or nature whatsoever other than the Transfer Restrictions, which the Company acknowledges and agrees have been waived or satisfied with respect to the Exchange.

**2.2      Authority**.  Holder has full legal right, power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and this Agreement constitutes its valid and legally binding obligation, enforceable in accordance with its terms. Holder is not obligated to transfer the Company Securities to any other person or entity other than pursuant to the Transfer Restrictions. The person(s) executing and delivering this Agreement on behalf of Holder are duly authorized to do so.

**2.3      Consent**.  No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any foreign, state or local governmental authority or other person on the part of Holder is required in connection with the consummation of the transactions contemplated by this Agreement, except as will be obtained in connection with the consummation of the transactions contemplated by this Agreement.

**2.4      No Conflicts**.   Neither the execution and delivery of this Agreement by Holder, nor the consummation by Holder of the transactions contemplated hereby, will violate, conflict with, result in the breach of, constitute a default under, be prohibited by, require any additional approval under, accelerate the performance provided by, or give any person a right to terminate or receive any payment or other compensation under, any (i) any term or provision of any material mortgage, indebtedness, indenture, contract, agreement, instrument, judgment or decree to which it is a party or by which it is bound, or (ii) material order, statute, rule or regulation applicable to Holder, other than, in the case of clause (i) and (ii), any such violation, conflict, breach, default, prohibition, approval or acceleration that would not reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement.

**2.5      Taxes**. Holder has consulted Holder's own tax advisors regarding the tax implications of the Exchange and the Holder's acquisition of the SPV Securities in exchange for the Company Securities, and is not relying on any statement or representation of the Company, the SPV or any of their advisors regarding such tax implications.

**3.      Representations and Warranties of the SPV**. The SPV represents and warrants to the Company and Holder that:

**3.1 Organization, Good Standing and Corporate Power**. The SPV is a series of Wefunder SPV, LLC, a Delaware series limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to perform the transactions contemplated by this Agreement.

**3.2 Authority**. The SPV has full legal right, power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and this Agreement constitutes its valid and legally binding obligation, enforceable in accordance with its terms. The person(s) executing and delivering this Agreement on behalf of the SPV are duly authorized to do so.

**3.3 Consent**. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any foreign, state or local governmental authority or other person on the part of the SPV is required in connection with the consummation of the transactions contemplated by this Agreement, except as will be obtained in connection with the consummation of the transactions contemplated by this Agreement.

**3.4 No Conflicts**. Neither the execution and delivery of this Agreement by the SPV, nor the consummation by the SPV of the transactions contemplated hereby, will violate, conflict with, result in the breach of, constitute a default under, be prohibited by, require any additional approval under, accelerate the performance provided by, or give any person a right to terminate or receive any payment or other compensation under, any (i) any term or provision of any material mortgage, indebtedness, indenture, contract, agreement, instrument, judgment or decree to which it is a party or by which it is bound, or (ii) material order, statute, rule or regulation applicable to the SPV, other than, in the case of clause (i) and (ii), any such violation, conflict, breach, default, prohibition, approval or acceleration that would not reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement.

**4. Representations and Warranties of the Company**. The Company represents and warrants to the SPV and Holder that:

**4.1 Organization, Good Standing and Corporate Power**. The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to perform the transactions contemplated by this Agreement.

**4.2 Authority**. The Company has full legal right, power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and this Agreement constitutes its valid and legally binding obligation, enforceable in accordance with its terms. The person(s) executing and delivering this Agreement on behalf of the Company are duly authorized to do so.

**5. GENERAL PROVISIONS.**

**5.1 Successors and Assigns; Assignment**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

**5.2 Governing Law**. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state and federal courts in Delaware.

        **5.3**      **Notices**. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier or sent by e-mail, or 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page hereto, or as subsequently modified by written notice.

        **5.4**      **Further Assurances**. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

        **5.5**      **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

        **5.6**      **Entire Agreement**. This Agreement and the agreements and documents referred to herein, together with all the schedules and exhibits hereto and thereto, constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

        **5.7**      **Severability**. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be deemed amended to achieve an effect that is as near as possible to that provided by the original provision and the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected and this Agreement shall be enforceable in accordance with its terms.

        **5.8**      **Amendment and Waivers**. Any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company, the SPV and the Holder.

        **5.9**      **Counterparts**. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

**[Remainder of Page Intentionally Left Blank]**

The parties have executed this Securities Exchange Agreement as of the Effective Date written above.

**COMPANY:**

**NovoMoto Inc.**

By: Mehrdad Arjmand
Name: Mehrdad Arjmand
Title: CEO / Treasurer

Address:
155 N Wacker, FL 42, Chicago, IL 60606

Email: mehrdad@novomoto.net

*Signature Page to Securities Exchange Agreement*

sf-4480196

The parties have executed this Securities Exchange Agreement as of the Effective Date written above.

**SPV:**

**NovoMoto Exchange I, a series of Wefunder SPV, LLC**

By: Wefunder Admin, LLC
Its: Manager

By: *Nicholas Tommarello*

Name: Nicholas Tommarello
Title: Chief Executive Officer

Address: 2711 Centreville Road, Suite 400, Wilmington, Delaware 19808

*Signature Page to Securities Exchange Agreement*

The parties have executed this Securities Exchange Agreement as of the Effective Date written above.

**HOLDER:**

[_____]


By:_____

Name:

Email:_____


Exchange Amount: